Mail Stop 0510

April 8, 2005

via U.S. mail and facsimile

Richard J. Kramer
Executive Vice President
1144 East Market Street
Akron, Ohio  44316-0001

	RE:	The Goodyear Tire & Rubber Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005

		File No. 1-01927

Dear Mr. Kramer:

      We have limited our review of the above referenced filing to your Section 404 of the Sarbanes-Oxley Act of 2002 reports; Item 307 of Regulation S-K disclosures; restatements of your financial statements disclosures; and compliance with Rule 3-09 of Regulation
S-X. Our review of your filing was solely to determine compliance with comments issued during the course of this review. Other than as discussed above, no further review of your periodic reports has been or will be made.

      Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note 2.  Restatement

1. We note your restatement adjustment related to SPT`s supply agreement and to your net deferred tax valuation allowance. Tell us whether and how these issues were addressed in your management report on internal control over financial reporting, or tell us how you determined that these errors did not constitute material weaknesses.
It would not appear that you would have remediated the SPT supply agreement error as of December 31, 2004 based on the announcement you made on December 30, 2004.

Item 9A.  Controls and Procedures.

2. In future filings, please revise your disclosure to state the changes to your internal control over financial reporting you are undertaking in fiscal year 2005 to remediate your "account reconciliations" material weakness.

3. We note that your Chief Executive Officer and Chief Financial Officer concluded your "...disclosure controls were ineffective, as of December 31, 2004 to provide reasonable assurance that information the Company must disclosed in reports with the SEC is properly recorded, processed and summarized and then reported as required." In future filings, revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are ineffective within reasonable assurance to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are ineffective. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e)
for the full definition of disclosure controls and procedures.

4. We note your disclosure that "Other than as described above, there have been no changes in the Company`s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." In future filings, revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You may then cross-reference to your discussion of the changes made.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, or me at (202) 942-1798 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Kramer
The Goodyear Tire & Rubber Company
April 8, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE